NO ACT

NO
12-14-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12025156

DIVISION OF
CORPORATION FINANCE

January 19, 2012



Received SEC
JAN 19 2012
Washington, DC 20549

Sharon L. Burr
Dominion Resources, Inc.
Sharon.L.Burr@dom.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-19-12

Re: Dominion Resources, Inc.
Incoming letter dated December 14, 2011

Dear Ms. Burr:

This is in response to your letters dated December 14, 2011, December 21, 2011, January 3, 2012, and January 17, 2012 concerning the shareholder proposal submitted to Dominion by John Chevedden. We also have received letters from the proponent dated December 18, 2011, December 27, 2011, January 3, 2012, January 8, 2012, and January 18, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 14, 2011

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Dominion's charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Dominion's policies, practices and procedures compare favorably with the guidelines of the proposal and that Dominion has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Shaz Niazi
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Simple Majority Vote Topic
John Chevedden

Ladies and Gentlemen:

This further responds to the December 14, 2011 company request to avoid this established rule 14a-8 proposal.

The company January 17, 2012 letter implicitly claims that the company's purported negligence in 2010 should allow it to avoid a 2012 rule 14a-8 proposal. Had the company correctly amended its governing documents as it told the Staff in 2010, the proponent would have not submitted a proposal with the same text that was submitted for his 2012 rule 14a-8 proposal.

Dominion Resources, Inc. (January 19, 2010) stated:
"You represent that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Dominion seeking approval of amendments to Dominion's **articles of incorporation and bylaws**." (emphasis added)

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy or be modified to address additional super majority constraints that still apply to the company including supermajority provisions the company has not opted out of.

Sincerely,



John Chevedden

cc:
Sharon L. Burr <sharon.l.burr@dom.com>

120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

January 17, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc. No Action Letter Request Regarding
the Proposal of Mr. John Chevedden

Ladies and Gentlemen:

This letter is in response to a letter sent to the Securities and Exchange Commission by Mr. John Chevedden on January 8, 2012, regarding Dominion Resources, Inc.'s (the "Company") no action request of December 14, 2011 (the "Company Letter") and Mr. Chevedden's letters of December 18, 2011, December 27, 2011, January 3, 2012 and January 8, 2012 (the "Chevedden Letters"). Capitalized terms that are defined in the Company Letter that are not defined in this letter will continue to have the same meanings in this letter as in the Company Letter.

A copy of this letter is being sent concurrently by electronic mail to Mr. Chevedden.

The Company has substantially implemented the proposal submitted by Mr. Chevedden on November 8, 2011 to be included in the Company's 2012 Proxy Materials (the "2012 Proposal"). This 2012 Proposal is the matter that is currently before the SEC. As stated in our original request, the Company amended its Articles of Incorporation and Bylaws in 2010 and 2011 to remove all supermajority voting provisions in these organizational documents. Therefore, the Company has substantially implemented the 2012 Proposal.

With respect to the proposal submitted by Mr. Chevedden for inclusion in the Company's 2010 proxy statement and proxy (the "2010 Proposal") to which Mr. Chevedden refers, the Company submitted a no action request in which it stated that it intended to propose a number of amendments to its Articles of Incorporation for approval by its shareholders (including, a change to a provision in Article V relating to removal of directors for cause) to eliminate supermajority requirements. Consistent with that no action request, the Company submitted an amendment to Article V of the Articles to shareholders at the 2010 shareholder meeting. The amendment was approved by the shareholders and the Articles were amended to remove the supermajority vote requirement. In reviewing the Bylaws at the end of 2011, the Company noticed an inconsistency between Article V of the Articles and Article XVII of the Bylaws, both of which dealt with removal of directors for cause (Article V had been amended pursuant to shareholder approval to require a majority of votes entitled to be cast on the matter, while a corresponding change had not been made to the Bylaws). The Company viewed this as an administrative matter as under Virginia law where the Articles of Incorporation and Bylaws contain an inconsistent provision, the Article will automatically govern. In December 2011, the Company corrected this administrative matter and amended the Bylaws. This inconsistency was neither intentional nor deliberate on the part of the Company. In addition, even though there was a period when there was an inconsistency between the Articles and Bylaws, the provision of the Articles, which required a vote of a majority of the votes entitled to be cast, governed over the Bylaw provision.

Again, with respect to the sole matter now before the SEC, as of the time the Company submitted its no action request on December 14, 2011 with respect to the 2012 Proposal, there were no supermajority voting provisions in the Articles or Bylaws. Because the essential objectives of the 2012 Proposal have been met, we continue to believe that we have already substantially implemented the 2012 Proposal and that the 2012 Proposal is excludable under Rule 14a-8(i)(10).

For the reasons stated in the Company Letter, and further supported above, we continue to believe that the 2012 Proposal should be properly excluded from the Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at 804-819-2171 if we may be of further assistance in this matter.

Sincerely yours,



Sharon L. Burr
Deputy General Counsel
Dominion Resources, Inc.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Simple Majority Vote Topic
John Chevedden

Ladies and Gentlemen:

This further responds to the December 14, 2011 company request to avoid this established rule 14a-8 proposal.

The company is arguing in effect that one way to decrease its rule 14a-8 compliance scot-free is to take only some of the steps it told the Office of Chief Counsel it would take in its 2010 no action request letter. Then complete the steps only when the company is caught red-handed in 2011 – with the added benefit of avoiding a vote on a 2012 rule 14a-8 proposal.

The company was on the spot and replied with its January 3, 2012 letter that is in effect a new interpretation of rule 14a-8. According to the company if a company states it will take specific steps in a no action request, and the Staff Reply Letter repeats these specific steps in giving relief, then the company need only "substantially" take these specific steps – and whatever the company defines as "substantially" is good enough.

Plus the company has not addressed whether its failure was deliberate or negligent. So there is a cloud that the company acted deliberately.

One interpretation of the company December 21, 2011 letter regarding its Form 8-K, December 13, 2011 is that the company was admitting implicitly at least that the company provided misleading information to any potential proponent of a rule 14a-8 proposal who was concerned about the company's supermajority requirements.

Apparently the action the company promised, in order to avoid a shareholder proposal on this very same topic in *Dominion Resources, Inc.* (January 19, 2010), was not completed until December 13, 2011. This was either deliberate or negligent.

Dominion Resources, Inc. (January 19, 2010) stated:
"You represent that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Dominion seeking approval of amendments to Dominion's **articles of incorporation and bylaws.**" (emphasis added)

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy or be modified to address additional super majority constraints that still apply to the company including supermajority provisions the company has not opted out of.

Sincerely,



John Chevedden

cc:
Sharon L. Burr <sharon.l.burr@dom.com>

[D: Rule 14a-8 Proposal, November 8, 2011]

3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this enhanced Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" for executive pay – $16 million for our CEO Thomas Farrell. Our CEO not only received a $3.5 million grant of time-based restricted stock in February 2010 that simply vested after time, but he also received a special so-called retention grant of additional time-based restricted stock worth $4.2 million in December 2010. Mr. Farrell received 11 additional years of credited service (worth $3.5 million) in excess of his actual years of service under his Executive Retirement Plan.

Our Named Executive Officers received performance grants that paid out in cash, which did nothing to tie executive performance with long-term shareholder value, and were based on performance periods of only two years, which is well short of long-term.

Frank Royal had 17-years long-tenure as director – independence concern. Plus Mr. Royal chaired our combination committee for executive pay and nominations and received our second highest negative votes. John Harris, on the same combination committee, received our highest negative votes of 26%. George Davidson, an inside-related director, was on our audit committee.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 3, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Simple Majority Vote Topic
John Chevedden

Ladies and Gentlemen:

This further responds to the December 14, 2011 company request to avoid this established rule 14a-8 proposal.

The company is on the spot and replies with a January 3, 2012 letter that is in effect a new interpretation of rule 14a-8. According to the company if a company states it will take specific steps in a no action request, and the Staff Reply Letter repeats these specific steps in giving relief, then the company need only "substantially" take these specific steps – and whatever the company defines as "substantially" is good enough.

Plus the company has not addressed whether its failure was deliberate or negligent. So there is a cloud that the company acted deliberately.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy or be modified to address additional super majority constraints that apply to the company.

Sincerely,



John Chevedden

cc:
Sharon L. Burr <sharon.l.burr@dom.com>

120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261



January 3, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc. No Action Letter Request Regarding
the Proposal of Mr. John Chevedden

Ladies and Gentlemen:

This letter is in response to a letter sent to the Securities and Exchange Commission by Mr. John Chevedden on December 27, 2011, regarding Dominion Resources, Inc.'s (the "Company") no action request of December 14, 2011 (the "Company Letter") and the Company's December 21, 2011 response (the "Company Response") to Mr. Chevedden's letter of December 18, 2011. Capitalized terms that are defined in the Company Letter that are not defined in this letter will continue to have the same meanings in this letter as in the Company Letter.

A copy of this letter is being sent concurrently by electronic mail to Mr. Chevedden.

As stated in the Company Letter and the Company Response, the Company had substantially implemented the Proposal when the Company's shareholders approved and adopted amendments (the "2010 Amendments") to the Company's Articles of Incorporation (the "Articles") and Bylaws at the 2010 annual meeting. The Company became aware of an inconsistency between the Articles and Bylaws relating to the provision regarding removal of a director for cause. Even though there was an inconsistency, the Articles provision, which required a vote of a majority of the votes entitled to be cast as a result of the 2010 Amendments, governed over the Bylaw provision. By unanimous written consent of the Company's Board of Directors (the "Board") effective December 13, 2011, the Board eliminated the final supermajority voting provision in its Bylaws relating to the removal of a director for cause (the "2011 Amendment").

Because the essential objectives of the Proposal are met by the 2010 Amendments and the 2011 Amendment, we continue to believe that we have already substantially implemented the Proposal and that the Proposal is excludable under Rule 14a-8(i)(10).

For the reasons stated in the Company Letter and the Company Response, and further supported above, we continue to believe that the Proposal should be properly excluded from the Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at 804-819-2171 if we may be of further assistance in this matter.

Sincerely yours,



Sharon L. Burr
Deputy General Counsel – Governance &
Assistant Corporate Secretary
804-819-2171
Sharon.L.Burr@dom.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 27, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Simple Majority Vote Topic
John Chevedden

Ladies and Gentlemen:

This further responds to the December 14, 2011 company request to avoid this established rule 14a-8 proposal.

In spite of the company December 21, 2011 letter, the Form 8-K, December 13, 2011 still seems to be an implicit company admission that the company provided misleading information to any potential proponent of a rule 14a-8 proposal. This was either deliberate or negligent.

Apparently the action the company promised, in order to avoid a shareholder proposal on this very same topic in *Dominion Resources, Inc.* (January 19, 2010), was not completed until December 13, 2011. This was either deliberate or negligent.

Dominion Resources, Inc. (January 19, 2010) stated:
"You represent that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Dominion seeking approval of amendments to Dominion's **articles of incorporation and bylaws.**" (emphasis added)

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy or be modified to address additional super majority constraints that apply to the compmay.

Sincerely,



John Chevedden

cc:
Sharon L. Burr <sharon.l.burr@dom.com>

January 19, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 18, 2009

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Dominion's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Dominion seeking approval of amendments to Dominion's articles of incorporation and bylaws. You also represent that the proposal would conflict directly with Dominion's proposals. You indicate that submitting all of the proposals to a vote would yield inconsistent, ambiguous, or inconclusive results. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dominion relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser



Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261

December 21, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc. No Action Letter Request Regarding
the Proposal of Mr. John Chevedden

Ladies and Gentlemen:

This letter is in response to a letter sent to the Securities and Exchange Commission by Mr. John Chevedden on December 18, 2011, regarding Dominion Resources, Inc.'s no action request of December 14, 2011 (the "Company Letter"). Capitalized terms that are defined in Dominion's no action request that are not defined in this letter will continue to have the same meanings in this letter as in the no action request.

A copy of this letter is being sent concurrently by electronic mail to Mr. Chevedden.

Mr. Chevedden claims that the Form 8-K filed December 14, 2011 taints the Company's no action request because the request is a cover up of the Form 8-K and that the Company has provided misleading information. We disagree with these claims. The Staff has allowed shareholder proposals to be excluded where the company would substantially implement the proposal at the annual meeting of shareholders, rather than at the time the no action request was made. In *Time Warner Inc.* (February 29, 2008), the Staff allowed the company to exclude a similar proposal to that submitted by Mr. Chevedden on the basis that it was substantially implemented because the company represented that it would provided shareholders at the 2008 annual meeting with the opportunity to approve amendments to the certificate of incorporation to eliminate all super-majority voting requirements contained in that document. See also *FedEx Corporation* (June 26, 2006), *Johnson & Johnson* (February 13, 2006) and *Bristol-Myers Squibb Company* (February 14, 2005).

There has been no cover up by the Company, and the Company has not provided any misleading information. As stated in the Company Letter, the Company's shareholders approved and adopted amendments (the "2010 Amendments") to the Company's Articles of Incorporation (the "Articles") and Bylaws that eliminated four supermajority voting provisions in 2010. Also as stated in the Company Letter, by unanimous written consent of the Company's Board of Directors (the "Board") effective December 13, 2011, the Board eliminated the final supermajority voting provision in its Bylaws relating to the removal of a director for cause (the "2011 Amendment"). The purpose of the 2011 Amendment was to make this Bylaw provision consistent with the voting requirement of the similar provision in the Articles, which was part of the 2010 Amendments. There had been an inconsistency between the provision in the Articles and the provision in the Bylaws, and even though under state law the provision in the Articles governed, the Company wanted to modify the provision in the Bylaws to make it consistent with the Articles.

On December 14, 2011, the Company timely reported the 2011 Amendment on Form 8-K and filed its amended and restated Bylaws as an exhibit. The Form 8-K is publicly available on the SEC's website and on the Company's website on the Investors page under SEC filings. The amended and restated Bylaws are also available on the Company's website on the Investors page under Governance Policies and Guidelines.

Because the essential objectives of the Proposal are met by the 2010 Amendments and the 2011 Amendment, we continue to believe that we have already substantially implemented the Proposal and that the Proposal is excludable under Rule 14a-8(i)(10).

For the reasons stated in the Company Letter, and further supported above, we continue to believe that the Proposal should be properly excluded from the Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at 804-819-2171 if we may be of further assistance in this matter.

Sincerely yours,



Sharon L. Burr
Deputy General Counsel

cc: Mr. John Chevedden (via email at *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Simple Majority Vote Topic
John Chevedden

Ladies and Gentlemen:

This responds to the December 14, 2011 company request to avoid this established rule 14a-8 proposal.

The company no action request is tainted by the fact that it is a cover up of the company Form 8-K, December 13, 2011.

The Form 8-K, December 13, 2011 seems to be an implicit company admission that the company provided misleading information to any potential proponent of a rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
Sharon L. Burr <sharon.l.burr@dom.com>

8-K 1 dribylawsamen8k201112.htm DRI AMENDED BYLAWS 8K 122011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **December 13, 2011**

Dominion Resources, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Virginia	**001-08489**	**54-1229715**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

120 Tredegar Street Richmond, Virginia	**23219**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code **(804) 819-2000**

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 13, 2011, the Board of Directors of Dominion Resources, Inc. (the "Company") adopted amended and restated Bylaws effective as of such date. The Bylaws were amended and restated to implement the following revision:

Article XVII. Director Resignations and Removals. This section was revised to change the voting requirement for removal of Directors from an affirmative vote of at least two thirds of the outstanding shares entitled to vote to a majority of the votes entitled to be cast on the matter. This revision is consistent with the existing voting requirements contained in the Company's Articles of Incorporation as amended and restated effective May 20, 2010.

The foregoing is a brief description of the amendments to the Company's Bylaws and is qualified in its entirety by reference to the full text of the Amended and Restated Bylaws which are filed as Exhibit 3.1.

Item 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibit	
3.1	Dominion Resources, Inc. Bylaws Amended and Restated, effective December 13, 2011 (filed herewith).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION RESOURCES, INC.
Registrant

/s/ Carter M. Reid
Carter M. Reid
Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary

Date: December 14, 2011

Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion®

December 14, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc.; Omission of Shareholder Proposal Under SEC Rule 14a-8; Proposal of Mr. John Chevedden

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), that it will not recommend any enforcement action to the SEC if Dominion omits from its proxy statement and proxy to be filed and distributed in connection with its 2012 annual meeting of shareholders (collectively, the "Proxy Materials") a proposal dated November 8, 2011 (the "Proposal") from Mr. John Chevedden (Mr. Chevedden or the "Proponent").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), Dominion is submitting electronically (i) this letter, which outlines Dominion's reasons for excluding the Proposal from the Proxy Materials, and (ii) Mr. Chevedden's letter to Dominion dated November 8, 2011, setting forth the Proposal, attached as Exhibit A to this letter.

A copy of this letter is simultaneously being sent by overnight mail to Mr. Chevedden. The Company anticipates that its Proxy Materials will be available for mailing on or about March 22, 2012. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Mr. Chevedden any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

I. THE PROPOSAL

The Proposal reads as follows:

> Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Mr. Chevedden submitted the Proposal by letter dated November 8, 2011 (see Exhibit A).

II. BASIS FOR EXCLUDING THE PROPOSAL

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

III. DISCUSSION

A. Introduction

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. SEC Release No. 34-40018 at n. 30 (May 21, 1998).

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., Johnson & Johnson (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholder to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also, Hewlett-Packard Company (December 11, 2007); Anheuser-Busch Cos., Inc. (January 17, 2007); and Bristol-Myers Squibb Co. (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., Exxon Mobil Corp. (Burt) (March 23, 2009); Exxon Mobil Corp. (January 24, 2001); and The Gap, Inc. (March 8, 1996).

B. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(10) because the Company has Substantially Implemented the Proposal.

In 2010, the Company's shareholders approved and adopted amendments (the "2010 Amendments") to the Company's Articles of Incorporation (the "Articles") and Bylaws that eliminated four supermajority voting provisions. These provisions deal with (i) the shareholder vote required by the Articles to amend, alter, change or repeal, or to adopt any provision inconsistent with the purpose or intent of, Article V of the Articles (relating to various matters concerning directors), Article IV of the Bylaws (relating to special meetings) and Article XI of the Bylaws (relating to advance notice of shareholder nominations of directors); (ii) the shareholder vote required by the Bylaws to amend Article IV and Article XI of the Bylaws; (iii) setting the exact number of directors and (iv) the removal of a director for cause as provided for in the Articles. Specifically, the 2010 Amendments reduced the voting requirement in these four provisions from two-thirds to a majority of the votes entitled to be cast. By unanimous written consent of the Company's Board of Directors (the "Board") effective December 13, 2011, the Board eliminated the final supermajority voting provision in its Bylaws relating to the removal of a director for cause. This provision now requires the affirmative vote of a majority of the outstanding shares entitled to vote and is consistent with the voting requirement in Article V of the Articles that was approved by shareholders. With respect to all other matters for which shareholders are entitled to vote, the voting requirement is a simple majority. Action on a matter is approved if the votes cast in favor of the action exceed the votes cast opposing the action.[1] The Company currently has no supermajority voting provisions in its Articles or Bylaws.

The Staff has found consistently that similar proposals calling for the elimination of provisions requiring a greater than "simple majority vote" are excludable under Rule 14a-8(i)(10) where a company's governing documents set shareholder voting thresholds at a majority of the company's outstanding shares or a majority of the outstanding shares entitled to be voted. For example, in Time Warner Inc. (March 10, 2011), the Staff concurred that a proposal requesting that "each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented by charter and bylaw provisions requiring "the affirmative vote of the holders of a majority or more of the combined voting power of the then outstanding shares." See also, Celegene Corp. (April 5, 2010); Express Scripts, Inc. (January 28, 2010); and MDU Resources Group, Inc. (January 16, 2010) (in each case, concurring with the exclusion of a proposal similar to Time Warner under Rule 14a-8(i)(10) as substantially implemented by bylaws

[1] In the case of an uncontested election of directors, a director will be elected by a majority of the votes cast. However in the case of a contested election of directors, a director will be elected by a plurality of the votes of the shares represented at the meeting and entitled to vote on the election of directors.

requiring a majority of outstanding shares or of shares entitled to vote for directors, rather than a majority of votes cast for and against).

By adopting the 2010 Amendments and amending the Bylaws effective December 13, 2011, the Company has taken all steps necessary to substantially implement the Proposal, as the companies discussed above had, and, therefore, has satisfied the essential objective of the Proposal.

IV. CONCLUSION

For the reasons stated above, we believe that the Proposal should be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to contact me at 804-819-2171(phone) or sharon.l.burr@dom.com(email) if we may be of further assistance in this matter.

Sincerely,



Sharon L. Burr
Deputy General Counsel

Enclosures
Cc: Mr. John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Thomas F. Farrell
Chairman of the Board
Dominion Resources Inc. (D)
120 Tredegar St
Richmond VA 23219

Dear Mr. Farrell,

I purchased stock in our company because I believed our company had unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to***FISMA & OMB Memorandum M-07-16***

Sincerely,


John Chevedden


Date

cc: Carter M. Reid <Carter.Reid@dom.com>
Corporate Secretary
PH: 804 819-2000
William C. Hall <Bill.Hall@dom.com>
Vice President, Corporate Communications & Community Affairs
PH: 804-819-2040
FX: 804-819-2202

EXHIBIT A

[D: Rule 14a-8 Proposal, November 8, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this enhanced Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" for executive pay – $16 million for our CEO Thomas Farrell. Our CEO not only received a $3.5 million grant of time-based restricted stock in February 2010 that simply vested after time, but he also received a special so-called retention grant of additional time-based restricted stock worth $4.2 million in December 2010. Mr. Farrell received 11 additional years of credited service (worth $3.5 million) in excess of his actual years of service under his Executive Retirement Plan.

Our Named Executive Officers received performance grants that paid out in cash, which did nothing to tie executive performance with long-term shareholder value, and were based on performance periods of only two years, which is well short of long-term.

Frank Royal had 17-years long-tenure as director – independence concern. Plus Mr. Royal chaired our combination committee for executive pay and nominations and received our second highest negative votes. John Harris, on the same combination committee, received our highest negative votes of 26%. George Davidson, an inside-related director, was on our audit committee.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

November 8, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

This letter is provided at the request of Mr. John R. Chevedden, a client of Ram Trust Services.

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 225 shares of Altera Corp. (ALTR common stock – CUSIP: 021441100), 50 shares of Colgate-Palmolive Co. (CL common stock – CUSIP: 194162103), 85 shares of Cummins Inc. (CMI common stock– CUSIP:231021106), 100 shares of Dominion Resources Inc. (D common stock – CUSIP: 25746U109), and 50 shares of Dun & Bradstreet Corp. (DNB – common stock –CUSIP: 26483E100) since at least November 25, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Cynthia O'Rourke
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289